Exhibit 99.234

Condensed Consolidated Interim Financial Statements of

NexTech AR Solutions Corp.

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian Dollars)

(Unaudited)

NOTICE TO READER

The accompanying condensed consolidated interim financial statements of NexTech AR Solutions Corp. for the three and nine months ended September 30, 2020 and 2019 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in Canadian dollars)

	September 30, 2020	December 31, 2019
	$	$
ASSETS
Current assets
Cash	16,388,012	2,849,344
Receivables (Note 4)	1,132,033	403,651
Prepaid expenses and deposits	320,024	200,650
Contract assets	96,642	-
Inventory	2,745,299	1,353,584
Total current assets	20,682,010	4,807,229
Non-current assets
Equipment (Note 5)	277,258	146,555
Right of Use Asset (Note 6)	1,116,201	-
Intangible assets (Note 7)	2,442,199	1,420,552
Goodwill (Note 7)	4,211,566	2,262,527
Total non-current assets	8,047,224	3,829,634
TOTAL ASSETS	28,729,234	8,636,863
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 8)	2,052,016	1,243,528
Other payables (Note 9)	-	230,174
Deferred revenue	526,005
Current portion of lease liability (Note 6)	116,447	-
Contingent consideration (Note 3)	1,067,181	-
Total current liabilities	3,761,649	1,473,702
Long-term liabilities
Long term portion of lease liability (Note 6)	996,286	-
Deferred income tax liability	24,339	96,956
Total Long-term liabilities	1,020,625	96,956
TOTAL LIABILITIES	4,782,274	1,570,658
SHAREHOLDERS’ EQUITY
Share capital (Note 10)	37,001,572	15,210,041
Convertible debentures (Note 10)	-	1,025,595
Reserves (Note 11)	5,735,985	1,407,330
Deficit	(18,790,597)	(10,576,761)
TOTAL SHAREHOLDERS’ EQUITY	23,946,960	7,066,205
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	28,729,234	8,636,863

Nature of operations and going concern (Note 1)

Approved by the Board of Directors

“Evan Gappelberg”	, Director	“Paul Duffy”	, Director

The accompanying notes are an integral part of these consolidated interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statement of Comprehensive Loss

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Revenue	4,662,928	1,561,425	10,683,942	4,001,068
Cost of sales	(1,705,571)	(895,859)	(4,209,001)	(2,247,258)
Gross profit	2,957,357	665,567	6,474,941	1,753,810
Operating expenses
Sales and marketing	3,882,636	1,048,699	6,929,946	2,559,401
General and administrative	975,876	900,272	3,666,063	1,950,931
Research and development	2,675,954	315,931	3,612,956	1,064,707
Amortization (Note 6 &7)	149,962	52,047	370,673	114,998
Depreciation (Note 5)	25,440	-	52,723	24,342
Foreign exchange loss (gain)	(15,284)	8,478	(7,307)	35,830
Total operating expenses	7,694,584	2,325,427	14,625,054	5,750,209
Operating loss	(4,737,227)	(1,659,860)	(8,150,113)	(3,996,399)
Loss before income taxes	(4,737,227)	(1,659,860)	(8,150,113)	(3,996,399)
Deferred income tax recovery	24,139	-	72,617	-
Net loss	(4,713,088)	(1,659,860)	(8,077,496)	(3,996,399)
Other comprehensive income (loss)
Exchange differences on translating foreign operations	(167,617)	-	12,147	-
Total comprehensive loss	(4,880,705)	(1,659,860)	(8,065,349)	(3,996,399)
Loss per common share
Basic and diluted loss per common share	(0.07)	(0.03)	(0.12)	(0.07)
Weighted average number of common shares outstanding	71,979,018	55,216,009	66,112,703	53,320,252

The accompanying notes are an integral part of these consolidated interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

	Number of shares	Share capital	Equity portion of convertible debenture	Reserves	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2018	43,687,872	6,365,393	-	423,463	(2,345,482)	4,443,374
Partial escrow cancellation	(960,000)	-	-	-	-	-
Acquisition of AR Ecommerce LLC	2,000,000	1,620,000	-	-	-	1,620,000
Shares issued for exercise of warrants	8,461,500	2,655,750	-	-	-	2,655,750
Shares issued for acquisition payable	100,000	66,630	-	-	-	66,630
Private placement	2,942,965	1,765,779	-	-	-	1,765,779
Share-based payment	-	-	-	830,732	-	830,732
Shares isued for services	76,913	62,999	-	-	-	62,999
Translation of foreign operations	-	-	-	-	-	-
Net loss	-	-	-	-	(3,996,399)	(3,996,399)
Balance, September 30, 2019	56,309,250	12,536,551	-	1,254,195	(6,341,881)	7,448,865
Balance, December 31, 2019	60,509,250	15,210,041	1,025,595	1,407,330	(10,576,761)	7,066,205
Convertible debentures	1,910,163	1,161,935	(1,025,595)	-	(136,340)	-
Shares issued for exercise of warrants	4,282,128	2,987,062	-	-	-	2,987,062
Shares issued for exercise of options	1,938,666	895,099	-	-	-	895,099
Shares issued for purchase of Jolokia	1,000,000	1,491,889	-	-	-	1,491,889
Shares issued to settle related party liability	47,799	38,239	-	-	-	38,239
Share-based payment	1,063,851	855,894	-	3,550,183	-	4,406,077
Private placement	1,528,036	3,208,876	-	-	-	3,208,876
Short form prospectus	2,035,000	13,227,500	-	-	-	13,227,500
Share issuance costs	-	(2,074,963)	-	766,325	-	(1,308,638)
Translation of foreign operations	-	-	-	12,147	-	12,147
Net loss	-	-	-	-	(8,077,496)	(8,077,496)
Balance as at September 30, 2020	74,314,893	37,001,572	-	5,735,985	(18,790,597)	23,946,960

The accompanying notes are an integral part of these consolidated interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statement of Cash Flows

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
OPERATING ACTIVITIES
Net loss	(4,713,088)	(1,659,860)	(8,077,496)	(3,996,399)
Items not affecting cash:
Amortization of intangible assets	149,962	52,047	370,673	114,998
Amortization of right to use asset	(79)	-	(79)	-
Deferred income tax recovery	(24,139)	-	(72,617)	-
Depreciation of property and equipment	25,440	-	52,723	24,342
Shares issued to settle related party liability	(0)	-	38,239	-
Share-based payments	2,893,173	307,030	4,406,077	830,732
Option and warrant exercised shares outstanding	183,737	-	-	-
Changes in non-cash working capital items
Receivables	(867,929)	324,915	(728,382)	(150,727)
Prepaid expenses and deposits	(124,034)	60,877	(119,374)	(576,969)
Inventory	(1,160,476)	(817,608)	(1,488,357)	(1,372,975)
Accounts payable and accrued liabilities	119,806	891,524	600,593	12,065
Other payables	-	183,770	(230,174)	183,770
Deferred revenue	526,005	-	526,005	-
Net cash used in operating activities	(2,991,622)	(657,305)	(4,722,169)	(4,931,163)
INVESTING ACTIVITIES
Cash acquired in a business combination	-	-	-	128,670
Cash paid for acquisition of HootView	-	-	-	(85,664)
Cash paid for acquisition of Next Level Ninjas	(719,895)	-	(719,895)	-
Purchase of equipment	(68,022)	-	(68,022)	(12,125)
Net cash used in investing activities	(787,917)	-	(787,917)	30,881
FINANCING ACTIVITIES
Proceeds from exercise of options and warrants	1,765,700	-	3,882,161	2,655,750
Payment of lease obligations	(39,475)	-	(39,475)	-
Net proceeds from short term prospectus	12,118,689	-	12,118,689	-
Net proceeds from private placement	-	1,426,179	3,009,047	1,765,779
Net cash provided by financing activities	13,844,914	1,426,179	18,970,422	4,421,529
Foreign exchange	40,438	-	78,332	(170,542)
Net change in cash	10,105,815	768,874	13,538,668	(649,295)
Cash, beginning	6,282,197	228,689	2,849,344	1,646,858
Cash, ending	16,388,012	997,563	16,388,012	997,563

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

NexTech AR Solutions Corp. (the “Company” or “NexTech”) was incorporated in the province of British Columbia on January 12, 2018. The Company’s principal business activities are the acquisition and development of augmented reality technology for purposes of generating revenue from multiple sources including a platform for omni channel solutions for augmented reality, eCommerce, analytics advertising, and virtual events. The Company’s shares are traded on the Canadian Securities Exchange under the trading symbol “NTAR”, in the United States of America on the OTCQB under the trading symbol “NEXCF”. The Company’s registered office is located at 1200-750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8.

The unaudited condensed consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to generate revenue to establish profitable operations and to obtain the necessary equity or debt financing to fund operations as required. These factors indicate the existence of a material uncertainty that casts significant doubt on the ability of the Company to continue as a going concern. The unaudited condensed consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Basis of Presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the annual consolidated financial statements of the Company for the year ended December 31, 2019. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2019.

These condensed consolidated interim financial statements have been prepared on a historical cost basis. The preparation of these condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of the accounting policies and reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

These condensed consolidated interim financial statements have been prepared in accordance with the same accounting policies and methods of application as the most recent audited consolidated financial statements for the period ended December 31, 2019. The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 12, 2020.

Basis of Consolidation

These consolidated financial statements include the financial statement of the Company and the entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances have been eliminated.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The Company’s wholly owned subsidiaries are NexTech AR Solutions USA LLC, AR Ecommerce LLC, and Jolokia Corporation.

Significant accounting policies

During the nine months ended September 30, 2020, the Company acquired businesses as described in Note 3 and applied the following accounting policies for business combinations, acquired intangible assets, goodwill and government grants. The remaining accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ending December 31, 2019.

Business combinations

The Company accounts for business combinations using the acquisition method. Goodwill arising on acquisitions is measured as the fair value of the consideration transferred less the net recognized amount of the estimated fair value of identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. Transaction costs that the Company incurs in connection with a business combination are expensed as incurred. The Company uses its best estimates and assumptions to reasonably value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, and these estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with a corresponding offset to goodwill. Upon conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in profit or loss.

Acquired intangible assets

The Company’s intangible assets consist of customer relationships, brand and technology acquired in business combinations. These intangible assets are recorded at their fair value at the acquisition date. The Company estimates the fair value based on the present value of expected future cash flows. After initial recognition, intangible assets are measured at cost less any accumulated amortization and impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. The following table presents the Company’s assessment of the useful life of intangible assets:

Website	10 years
Customer relationships	5 years
Supplier relationships	10 years
Trademarks	4 years
Brand	3 years
Technology	3 years

Intangible assets are tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment loss is recognized if the recoverable amount of the asset is less than the carrying amount. The recoverable amount is the higher of fair value less costs to sell and value in use.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Government grants

The company recognises government grants only once there is reasonable assurance that the entity will comply with the conditions attaching to them and the grants will be received. Forgivable loans from government are treated as a government grant when there is reasonable assurance that the entity will meet the terms of forgiveness of the loan. The amounts received shall be recognized into profit or loss on a systematic basis over the periods in which the entity recognises as expenses the related costs for which the grants are intended to compensate. The company has elected to deduct the grants received against the qualified expenses incurred. During the period, the company received $238,490 in forgivable loans which has been recognized against payroll expenses for the period.

Use of estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, Management makes judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgments made by Management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2019, with the addition of the following:

Contingent consideration

The Company measures the contingent consideration payable in a business combination at the estimated fair value at each reporting date. The fair value is estimated based on the range of possible outcomes and Management’s assessment of the likelihood of each outcome.

Fair value of acquired intangible assets

The Company estimates the fair value of intangible assets acquired in a business combination based on the present value of expected future cash flows. This valuation involves subjectivity and estimation uncertainty, including assumptions related to future revenues attributable to customer relationships, customer attrition rates, future expenses, and discount rates.

3.	BUSINESS COMBINATIONS

Jolokia Corporation

On April 30, 2020, the Company acquired 100% of the outstanding voting shares of Jolokia Corporation (“Jolokia) in exchange for the Company’s common shares and contingent consideration. Jolokia provides a video hosted learning and events platform with live streaming capabilities. The operating results of Jolokia have been consolidated into the Company’s results subsequent to the acquisition date. The Company incurred acquisition related costs of $72,033 which have been recorded in general and administrative expense.

The purchase price consists of 1,000,000 common shares of the Company (A) (Note 11), of which 100,000 were issued to the Company and held in treasury for the repayment of liabilities assumed in the transaction (B), cash and contingent consideration with an initial estimated fair value as noted below (C). The contingent consideration payable is measured at the estimated fair value at each reporting date and is expected to be settled in full within a year. The contingent consideration arrangement consists of an additional payment to the selling shareholders for attainment of specific revenue metrics in the year following the acquisition. The potential undiscounted amount of all future payments that the Company could be required to make under this arrangement is between US$200,000 and US$4,000,000 payable in common shares of NexTech. The Company noted no change since acquisition date in the estimate of the fair value of the contingent consideration as at September 30, 2020.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

3.	BUSINESS COMBINATIONS (continued)

Share consideration (A)	$1,657,655
Indebtedness shares (B)	(165,765)
Earn-out payment (contingent) (C)	1,067,181
Total Consideration	$2,559,071

The finalization of the purchase price allocation is pending the finalization of the valuation of the fair value of assets acquired and liabilities assumed, including intangible assets. The following table presents the preliminary purchase priced allocation at the acquisition date:

Net Tangible Assets	$
Cash and cash equivalents	(45,715)
Trade receivable	5,713
Other receivable	1,113
Equipment	118,165
Accounts payable and accrued liabilities	(43,430)
Line of credit	(125,575)
(89,729)
Identifiable intangible assets
Customer relationships	769,223
Brand	37,557
Technology	185,003
991,783
Goodwill	1,657,017
Total Consideration	2,559,071

For the three and nine months ended September 30, 2020 the Company recorded amortization of $53,554 and $90,790 for the intangible assets .The goodwill is mainly attributable to the skills and technical talent of Jolokia’s work force and the synergies expected to the achieved from integrating Jolokia business with the company’s technology and services.

Since the date of acquisition, the acquired company increased group revenues by an estimated $1,299,312 and profit by $117,301 for the nine months ended September 30, 2020

Next Level Ninjas LLC

On August 27, 2020, the Company acquired 100% of the assets of Next Level Ninjas LLC (“Next Level Ninjas”). Next Level Ninjas is a platform that matches buyers with focus groups to allow for brands to gain momentum in marketplaces. The total cash consideration of the acquisition was $720,549, including acquisition related costs of $654 which have been recorded in general and administrative expense. The operating results of Next Level Ninjas have been consolidated into the Company’s results subsequent to the acquisition date.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

3.	BUSINESS COMBINATIONS (continued)

The finalization of the purchase price allocation is pending the finalization of the valuation of the fair value of assets acquired and liabilities assumed, including intangible assets. The following table presents the preliminary purchase priced allocation at the acquisition date:

Cash consideration	$719,895

Identifiable intangible assets
Brand	104,712
Technology	302,356
407,068
Goodwill	312,827
Total Consideration	719,895

For the three and nine months ended September 30, 2020 the Company recorded amortization of $11,308 for the brand and technology. The goodwill is mainly attributable to the synergies expected to the achieved from integrating Next Level Ninjas business with the company’s technology and services.

Since the date of acquisition, the acquisition had no significant impact on revenue and net earnings for the three and nine months ended September 30, 2020.

4.	RECEIVABLES

	September 30, 2020	December 31, 2019
Trade receivables	$996,386	$319,972
GST receivable (payable)	135,647	83,679
Receivables	$1,132,033	$403,651

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

5.	EQUIPMENT

Equipment
Costs	$
December 31, 2019	196,524
Additions	68,022
Acquisition of Jolokia Corp (Note 3)	293,172
Effects of movement in exchange rates	(14,848)
September 30, 2020	542,870

Accumulated depreciation
December 31, 2019	50,212
Additions	52,723
Acquisition of Jolokia Corp (Note 3)	175,007
Effects of movement in exchange rates	(12,330)
September 30, 2020	265,612

Net book value
December 31, 2019	$146,555
September 30, 2020	$277,258

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

6.	RIGHT OF USE ASSETS

The company entered into a long-term lease agreement related to warehouse space. The lease term is eight years commencing July 1, 2020. The roll-forward of lease right of use assets is as follows:

Right of use assets

Total
Balance, December 31, 2019	$-
Additions	$1,152,208
Depreciation	$-36,007
Effects of movement in exchange rates	-
At September 30, 2020	1,116,201

The maturity analysis of the lease liabilities as at September 30, 2020 is as follows:

Lease obligations

September 30, 2020
Current	$116,447
Non-current	996,286
At September 30, 2020	$1,112,733
Undiscounted cash flows for lease obligations
Less than one year	122,127
One to five years	687,558
Over five years	265,254
Balance at September 30, 2020	$1,074,939

Interest expense for the three and nine months ended September 30, 2020 was $298 (2019 - $Nil).

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

7.	INTANGIBLE ASSETS AND GOODWILL

The following table summarizes the continuity of the Company’s intangible assets:

	Websites	Customer relationship	Supplier relationship	Trademark	Brand	Technology	Goodwill	Total
	$	$	$	$	$	$	$	$
Costs
December 31, 2019	85,664	243,695	321,072	1,042,812	-	-	2,262,527	3,955,770
Acquisition of Jolokia (Note 3)	-	769,223	-	-	37,557	185,003	1,657,017	2,648,800
Acquisition of Next Level Ninjas (Note 3)	-	-	-	-	104,712	302,356	312,827	719,895
Effects of movement in exchange rates	-	(28,507)	7,503	24,369	(1,670)	(8,226)	(20,805)	(27,336)
September 30, 2020	85,664	984,411	328,575	1,067,181	140,599	479,133	4,211,566	7,297,129
Accumulated depreciation
December 31, 2019	7,674	17,696	31,779	215,542	-	-	-	272,691
Additions	6,425	98,661	24,644	200,097	7,894	32,952	-	370,673
September 30, 2020	14,099	116,357	56,423	415,639	7,894	32,952	-	643,364
Net book value
December 31, 2019	77,990	225,999	289,293	827,270	-	-	2,262,527	3,683,079
September 30, 2020	71,565	868,054	272,152	651,542	132,705	446,181	4,211,566	6,653,765

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

7.	INTANGIBLE ASSETS AND GOODWILL (continued)

Goodwill

In January 2019, the Company acquired a 100% interest in AR Ecommerce LLC, which included goodwill, valued at $929,680, at the time of acquisition. In April 2019, the Company acquired a 100% interest Infinite Pet Life, which included goodwill, valued at $1,397,670, at the time of acquisition. In April 2020, the Company acquired a 100% interest in Jolokia Corp, which included goodwill, valued at $1,657,017, at the time of acquisition. In September 2020 the Company acquired 100% of the assets of Next Level Ninjas LLC, which included goodwill valued at $459,424.

The Company estimated the recoverable amount based on the value-in-use method of the group of cash-generating units that both of the acquired businesses contribute to was higher than the carrying value at December 31, 2019. The key assumptions used in the calculations of the recoverable amounts include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts. Cash flows were projected out 5 years and a terminal value was calculated using a long-term steady growth of 5%. An after-tax discount rate of 20% was used.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2020	December 31, 2019
Accounts payable	$1,891,522	$1,149,901
Accrued liabilities	160,494	93,627
	$2,052,016	$1,243,528

9.	OTHER PAYABLES

In June 2019, the Company issued 100,000 common shares with a fair value of US$50,000 ($66,630) as partial settlement of this debt in addition to a regular instalment payment of US$121,110. Due to issuance of the common shares, the remaining instalment payments were reduced to US$108,611 from US$121,110 per month. The company paid two instalments of this amount through July and August 2019. In September 2019, the Company renegotiated the repayment terms of its remaining instalment payments owed. Under these renegotiated terms, the Company paid US$20,000 per month from September 2019 through May 2020 and a final payment of US$37,220. As at September 30, 2020 the balance owed for deferred payments is $nil (December 31, 2019 - $230,174)

The continuity of the other payables is as follows:

	September 30, 2020	December 31, 2019
Opening	$230,174	$772,078
Monthly installments	(230,174)	(475,274)
Issuance of common shares	-	(66,630)
Ending	$-	$230,174

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

10.	CONVERTIBLE DEBENTURES

On July 19, 2019, NexTech issued $985,500 of convertible debentures with an effective interest rate of 9%, which mature thirty-six months from the issuance date. The principal will be repaid in twelve equal instalments and each payment will include interest payable up to the date of repayment. Notwithstanding the foregoing, the first payment will be made six months after the issuance date. The Company, at its discretion, has the option to pay the amount due at each payment date in cash or common shares based on a fixed conversion price of $0.60 per share. The Company has treated these convertible debentures as equity on its statement of financial position. The first payment was made by common shares with the issuance of 347,663 shares (Note 10).

On May 5, 2020 the Company extinguished the convertible debenture issued on July 19, 2019 with an effective interest rate of 9% with a thirty-six month term by converting the remaining principal balance of $739,125 and accrued interest of $2,741 for 1,236,444 common shares. The extinguishment was subject to a 15% cash prepayment penalty of $158,384. Of this extinguishment, $492,750 of principal and $1,828 of accrued interest were converted for 824,296 common shares and $105,589 cash pre-payment penalty were to the CEO who is a related party (Note 12).

11.	SHARE CAPITAL

Authorized

As at September 30, 2020 the authorized share capital of the Company was an unlimited number of common shares.

Share Capital

During the period ended September 30, 2020, the Company had the following share capital transactions:

●	issued 1,063,851 shares as part of a share-based payment arrangement;
●	issued 47,799 shares to settle a related party liability (Note 12);
●	issued 1,910,163 shares as payment on convertible debenture (Note 10);
●	issued 1,000,000 shares for the acquisition of Jolokia Corp with 100,000 of these issued shares held by the Company in treasury for liabilities assumed as part of the transaction (Note 3);
●	issued 1,528,036 units for gross proceeds of $3,208,876. Each unit consists of one share and one-half warrant. Each warrant is exercisable at $3.00 per share for a period of 2 years from issuance. In relation, the Company issued 86,433 broker warrants, with the same terms as the private placement warrants but a different exercise price of $2.19 per share. The fair value of the broker warrants is $113,242 using Black Scholes Option Pricing Model;
●	issued 2,035,000 units for gross proceeds of $13,227,000. Each Unit is comprised of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company. Each warrant is exercisable into one common share at a price of $8.00 for a period of 24 months following the closing of the offering, subject to an accelerated expiry if the volume-weighted average price of the Common Shares on the Canadian Securities Exchange (or such other stock exchange where the majority of the trading volume occurs) exceeds $11.00 for 15 consecutive trading days. In relation, the Company issued 142,250 broker warrants, with the same terms as the short form prospectus warrants but a different exercise price of $6.50 per share. The fair value of the broker warrants is $653,083 using Black Scholes Option Pricing Model;
●	issued 1,938,666 shares for the exercise of options; and
●	issued 4,282,128 shares for the exercise of warrants.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

11.	SHARE CAPITAL (continued)

Share purchase warrants

		Weighted
		Average
	Number	Exercise Price
Balance, as at May 31, 2019	-	$-
Granted	7,302,340	0.83
Exercised	(335,000)	(0.73)
Balance, as at December 31, 2019	6,967,340	$0.83
Granted	2,760,401	5.74
Exercised	(4,282,128)	(0.70)
Balance, as at September 30, 2020	5,445,613	$2.62

The weighted average remaining life on the warrants is 1.33 years.

Stock options

		Weighted
		Average
	Number	Exercise Price
Balance, as at May 31, 2019	5,274,000	$0.36
Granted	1,790,000	0.77
Cancelled	(2,495,000)	(0.37)
Exercised	(90,000)	(0.25)
Balance, as at December 31, 2019	4,479,000	$0.52
Granted	5,500,000	3.56
Cancelled	(1,800,000)	(1.56)
Exercised	(1,948,666)	(0.46)
Forfeited	(325,000)	(0.88)
Balance, as at September 30, 2020	5,905,334	$3.04

The weighted average remaining life of the outstanding stock options is 2.46 years.

Stock-based compensation was recognized using the graded vesting method over the vesting period of each tranche. The fair value of all options granted is estimated on the grant date using the Black-Scholes option pricing model.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

11.	SHARE CAPITAL (continued)

Stock options (continued)

The weighted average assumptions used in calculating the fair values are as follows:

Nine months ended
Weighted average	September 30, 2020
Risk free interest rate	1.32%
Expected life of options in years	3.00
Expected dividend yield	0%
Expected stock option volatility	140%
Fair value per option	$0.46

		Exercise	Number	Number
Date Granted	Expiry Date	Price	Outstanding	Exercisable

November 1, 2018	November 1, 2021	$0.29	340,000	340,000
November 2, 2018	November 2, 2021	$0.25	138,000	138,000
March 28, 2019	September 28, 2021	$0.60	45,000	45,000
April 17, 2019	April 17, 2022	$0.78	100,000	33,333
May 9, 2019	May 9, 2022	$0.72	39,000	13,000
June 14, 2019	June 14, 2022	$0.65	93,334	63,334
August 19, 2019	August 19, 2022	$0.75	125,000	41,667
October 10, 2019	October 10, 2022	$0.84	775,000	175,000
April 9, 2020	April 9, 2023	$1.34	970,000	-
June 3, 2020	June 3, 2023	$2.28	100,000	-
June 19, 2020	June 19, 2023	$2.20	1,000,000	-
July 2, 2020	July 2, 2023	$5.10	250,000	-
July 9, 2020	July 9, 2023	$6.20	50,000	-
July 13, 2020	July 13, 2023	$8.35	300,000	-
July 28, 2020	July 13, 2023	$6.65	50,000	-
August 25, 2020	August 25, 2023	$5.88	550,000	-
September 30, 2020	September 30, 2023	$5.59	980,000	-
Total			5,905,334	849,334

On December 5, 2019, the company entered share-based payment arrangements with consultants for services. The weighted average grant date fair value of the equity instruments granted during the year ended December 31, 2019 was $0.80. The arrangement dictates that the instruments are vested, and as such recognized, as services are delivered by the consultants. During the three and nine months ended September 30, 2020 the Company recognized $207,890 and $741,171 of expenditure related to this arrangement.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

12.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into a number of transactions with key management personnel. The Company considers the executive officers and directors as the key management of the Company. The remuneration of key management personnel includes those persons having the authority and responsibility for the planning, directing and controlling of the activities of the Company are as follows:

	Three months ended	Nine months ended
	30-Sep-20	30-Sep-20
Remuneration for services	$79,351	$122,479
Share-based payments	165,352	$576,990
	$244,703	$699,469

Amounts due to and from related parties as at September 30, 2020 and December 31, 2019 are as follows:

Related party assets (liabilities)	September 30, 2020	December 31, 2019
Key management personnel	$2,451	(143,727)

The amounts owing to the related parties as described above are non-secured, non-interest bearing, with no specific terms of repayment. During the period the Company issued 47,799 shares to settle $38,239 of outstanding liabilities to the CEO. During the period, the Company extinguished the convertible debenture, of this extinguishment, $492,750 of principal and $1,828 of accrued interest were converted for 824,296 common shares and $105,589 cash pre-payment penalty were to the CEO. During the period ended December 31, 2019, the company issued $627,000 of convertible debentures to the CEO (Note 10).

13.	FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributors of the company’s products and customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financings and from convertible debentures. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

14.	FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at September 30, 2020, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase/decrease the Company’s net loss by $239,042.

Interest Rate Risk

The interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The company is not exposed to significant cash flow fluctuations due to interest rate changes. As such, fluctuations in the market interest rates during the three months and nine months ended September 30, 2020 had no significant impact on the Company’s financing expense.

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of its technologies. The Company relies mainly on equity issuances to raise new capital. In the management of capital, the Company includes the components of equity. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without penalty. The Company is not subject to any externally imposed capital requirements. Management believes that the Company may have to raise additional capital to sustain its operations for the next twelve months.

Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at September 30, 2020, the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

15.	SUBSEQUENT EVENTS

On October 1, 2020, the Company acquired the AiR Show (“AiR Show”) application, which allows consumers to view and interact with a human holograms for applications such as virtual concerts, conferences, and other events. The fair value of consideration paid for the acquisition was US $300,000 consisting of US $150,000 of cash consideration and US $150,000 of the Company’s shares.